767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

December 5, 2014

VIA EDGAR TRANSMISSION

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avolon Holdings Limited

Amendment No. 5 to Registration Statement on Form F-1

File No. 333-196620

Dear Ms. Long:

On behalf of our client, Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 4, 2014, relating to Amendment No. 5 to the Registration Statement on Form F-1 of the Company (File No. 333-196620), filed with the Commission on December 1, 2014.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

The Commercial Aircraft Industry, page 76

Risks of Manufacturer Oversupply, page 88

1.	Please tell us what consideration you have given to discussing, where appropriate, the impact that recent low oil prices may have on airlines’ desire to lease, or the timing of a decision to lease, your modern, fuel-efficient aircrafts. In this regard, we note disclosure on page 88 that “continuing high oil prices,” among other things help to support the current level of aircraft orders.

The Company advises the Staff that it has been closely following the recent reductions in crude oil prices and the views and reactions from constituents across the industry, including airlines and OEMs. In determining whether to discuss the impact, if any, of recent low oil prices on airlines’ desire to lease, or the timing of a decision to lease, the Company’s aircraft, the Company considered a number of factors. Importantly, oil prices have historically been volatile and, by nature of the drivers of the market fluctuations, difficult to predict. This volatility causes airlines to base their fleet planning decisions on

Pamela Long Securities and Exchange Commission Page 2

a long-term view of fuel price trends, appropriate to the acquisition of 25-year life assets, and not on the spot price at any given time or over a short period. Improvements in fuel-burn efficiency still benefit airlines’ overall operating costs, even in light of lower fuel prices. In addition, other factors, such as greenhouse gas emissions for which airlines will be subject to taxes or other charges in the future, are driven by the efficiency of the aircraft, rather than the price of oil, and also play a role in the aircraft selection process. As a result, the Company does not currently expect the recent reduction in oil prices to have a material impact on the leasing of its aircraft or the current level of aircraft orders.

* * * * * * * *

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8870.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Ed Riley

General Counsel

Avolon Holdings Limited

David Korvin, Staff Attorney

Securities and Exchange Commission

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP

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